Exhibit 99.2

ImmunoPrecise Guarantees Success for Customers of Their Well-Established B cell Select™ Antibody Discovery Platform

VICTORIA, June 26, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC PINK: IPATF), the industry leader in the discovery of novel, therapeutic monoclonal antibodies, announces that from this point forward it will guarantee the success of campaigns powered by its proprietary B cell Select™ Antibody Discovery platform.

Pioneering innovative antibody discovery, ImmunoPrecise harnesses its species agnostic platform, driven by scientific experts with over a decade of experience in single B cell services, to leverage its already industry-wide, unprecedented success rates.

B cell technologies is a space where IPA has spent years differentiating itself from competitors. The Company understands the importance to ensure clients can readily ascertain who has the depth of experience and proven success to partner with pharma, without jeopardizing outcomes.

It can be to the detriment of pharmaceutical partners and patients when therapeutic programs are continually repeated due to low success rates, oftentimes a result of contract organizations’ lack of experience in modern technologies, which can take years to master, or their use of outdated platforms.

“We believe that backing our expertise with a success guarantee, in a royalty-free service offering, aligns our B Cell Select™ platform with the goals of our clients worldwide”, stated IPA President and CEO, Dr. Jennifer Bath. “Ultimately, our optimized platform, exhibiting a minimum 94% success rate, along with our success guarantee, decreases turnaround time, attenuates risk, and reduces the overall cost for our clients in getting antibody therapeutics to the clinic. We are both humbled and honored to be servicing this niche.”

For more information about ImmunoPrecise’s proprietary B cell Select™ ☐ platform visit https://www.immunoprecise.com/services/b-cell-select/

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery company focused on the next generation of antibody discovery, to deliver the most therapeutically-relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

ImmunoPrecise operates from state-of-the-art laboratory facilities located in Victoria, British Columbia, in collaboration with its wholly-owned subsidiary operations at ImmunoPrecise Antibodies Europe (formerly ModiQuest Research), in Oss, and U-Protein Express, in Utrecht, both in the Netherlands. The Company operates globally to offer a continuum of superior antibody services, from target analysis to pre-clinical studies.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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CO: ImmunoPrecise Antibodies Ltd.

CNW 08:15e 26-JUN-19